UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, DC 20549

_____________

FORM 6-K

Report of Foreign Issuer

Pursuant to Rule 13a-16 or 15d-16 of

the Securities and Exchange Act of 1934

For May 31, 2010

Commission file number: 1-13.396

Transportadora de Gas del Sur S.A.

Don Bosco 3672, Fifth Floor

1206 Capital Federal

Argentina

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

Form 20-F  X  Form 40-F

Indicate by check mark if registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1): __

Indicate by check mark if registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7): __

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to the Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes   No X

If "Yes" is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b):

TRANSPORTADORA DE GAS DEL SUR S.A. (“TGS” or “the Company”)

ANALYSIS OF FINANCIAL CONDITION AND RESULTS OF OPERATIONS

FOR THE THREE-MONTH PERIOD ENDED MARCH 31, 2010 (1)

The following discussion of the financial condition and results of operations of the Company should be read in conjunction with the Company's consolidated financial statements as of March 31, 2010 and December 31, 2009, and for the three-month periods ended March 31, 2010 and 2009 which have been prepared in accordance with generally accepted accounting principles in force in the Autonomous City of Buenos Aires (except for what is mentioned in Note 2.b. to the consolidated financial statements), and the regulations of the Comisión Nacional de Valores (the Argentine National Securities Commission, “CNV”) and the Ente Nacional Regulador del Gas (National Gas Regulatory Body in Argentina, “ENARGAS”).

The Company’s consolidated interim financial statements for the three-month periods ended March 31, 2010,  2009, 2008 and 2007 have been subject to limited reviews performed by Sibille, the Argentine member firm of the KPMG network of independent member firms affiliated with KPMG International Cooperative (“KPMG International”), a Swiss entity, and for the three-month period ended March 31, 2006 has been subject to a limited review performed by Price Waterhouse & Co S.R.L., Buenos Aires, Argentina, independent auditors.

1. Basis of Presentation of Financial Information

Effects of inflation:

The consolidated interim financial statements have been prepared in constant Argentine pesos, recognizing the overall effects of inflation up to August 31, 1995. As from that date, in line with professional accounting standards and the requirements of the supervisory bodies, the Company discontinued the restatement of its financial statements until December 31, 2001.

However, as a result of high inflation rates since early 2002 - and as established by Resolution No. 3/2002 of the Professional Council in Economic Sciences of the Autonomous City of Buenos Aires (“CPCECABA”) and Resolution No. 415 of the CNV - as from January 1, 2002 the Company resumed the recognition of the effects of inflation in its consolidated interim financial statements, following the provisions of Technical Resolution (“TR”) No. 6, as amended by TR No. 19, both issued by the Argentine Federation of Professional Councils in Economic Sciences (“Argentine Federation”). Accounting measurements restated due to the change in the purchasing power of the currency up to August 31, 1995, as well as those which have been originated between that date and December 31, 2001, are stated in the currency value as of the later date.

On March 25, 2003, the Argentine Government issued Presidential Decree No. 664, which provides that financial statements for periods ending after such date shall be stated in historical Argentine pesos. As a consequence and in accordance with Resolution No. 441, issued by the CNV, the Company suspended inflation accounting effective March 1, 2003. This criterion is not in line with effective accounting standards, which stipulate that financial statements should be restated as of September 30, 2003. The non-recognized inflation effect on net income for the three-month periods ended March 31, 2010 and 2009 is not significant.

The Argentine Wholesale Price Index (“WPI”)  published by the Instituto Nacional de Estadísticas y Censos (INDEC) was used for the restatement of the financial statements, as mentioned above.

2. Implementation Plan for the Adoption of International Financial Reporting Standards (“IFRS”)

On December 30, 2009, CNV issued Resolution No. 562/09 which provides the application of TR No. 26 approved by the Argentine Federation. This TR establishes that certain Argentine companies which are subject to the Argentine Public Offering Regime (Law No. 17,811) will be required to adopt IFRS issued by the International Accounting Standards Board (“IASB”). The application of such standards is effective for financial statements issued for fiscal year beginning January 1, 2012. The Company’s Management prepared an implementation plan for the adoption of said accounting rules under the regulations established by the Resolution No. 562/09 which was approved by the Board of Directors’ Meeting held on April 8, 2010.

After monitoring the implementation plan mentioned above, the Company’s Management is not aware of any circumstance which required any modification to this plan, or indicated any departure from the accomplishment of the established objectives and deadlines.

3. Results of Operations

The following table presents a summary of the consolidated results of operations for the three-month periods ended March 31, 2010 and 2009:

	2010	2009	Variation
	(in millions of pesos)
Net revenues	486.4	326.4	160.0
Gas transportation	161.1	133.4	27.7
Natural gas liquids (“NGL”) production and commercialization	298.3	168.0	130.3
Other services	27.0	25.0	2.0
Costs of sales	(234.1)	(192.7)	(41.4)
Operating costs	(183.0)	(142.8)	(40.2)
Depreciation and amortization	(51.1)	(49.9)	(1.2)
Gross profit	252.3	133.7	118.6
Administrative and selling expenses	(70.6)	(53.0)	(17.6)
Operating income	181.7	80.7	101.0
Other expense, net	(8.8)	(2.5)	(6.3)
Gain / (loss) on related companies	0.6	(0.8)	1.4
Net financial results	(45.3)	(82.8)	37.5
Income tax expense	(52.8)	(6.3)	(46.5)
Net income / (loss)	75.4	(11.7)	87.1

Overview

For the three-month period ended March 31, 2010, the Company has reported a net income of Ps. 75.4 million, in comparison to the Ps. 11.7 million net loss reported in 2009. The positive variation was mainly attributable to an increase in the operating income associated with the recovery of the propane, butane and natural gasoline international prices. In addition, the financial expense reported for the 2010 period was lower than the one reported in the same 2009 quarter, resulting mainly from a lower depreciation of the Argentine peso against the US dollar during the first quarter of 2010. These two positive effects generated a higher income tax expense.

Net revenues

Gas transportation

Gas transportation represented approximately 33% and 41% of total net revenues during the three-month periods ended March 31, 2010 and 2009, respectively. Gas transportation revenues are derived principally from firm contracts, under which pipeline capacity is reserved and paid for, regardless of actual usage by the shipper. TGS also provides interruptible transportation services subject to available pipeline capacity.

Gas transportation revenues for the three-month period ended March 31, 2010 increased by Ps. 27.7 million compared to the same period of 2009.This increase primarily reflects the Ps. 23.3 million net revenues in relation with the 20% natural gas transportation tariff increase granted by the Argentine Government, through Presidential Decree No. 1,918/09. Through this decree the Executive Branch ratified the transitional agreement signed by TGS and the UNIREN in October 2008. According to this agreement, the funds generated by this tariff increase would be temporarily deposited in a trust fund until TGS needed them to carry out an investment plan for its pipeline system. As of March 31, 2010, over 90% of the investment plan had been executed using TGS’ own working capital. The transitional agreement will be in force until the date of the coming into effect of the integral license renegotiation agreement to be signed with the Argentine government (for further information, see Note 7.a. to the consolidated interim financial statements).

NGL production and commercialization

Unlike the gas transportation segment, the NGL production and commercialization segment is not subject to regulation by ENARGAS.

Net revenues from the NGL production and commercialization segment represented approximately 61% and 51% of TGS’s total net revenues during three-month periods ended March 31, 2010 and 2009, respectively. NGL production and commercialization activities are conducted at the Cerri Complex, which is located near Bahía Blanca and connected to each of the Company’s main pipelines. At the Cerri Complex, TGS recovers ethane, propane, butane and natural gasoline. TGS sells its NGL production in the domestic and the international markets. TGS sells part of its production of propane and butane to NGL marketers in the domestic market. The remainder of these products and all of its natural gasoline are exported to Petrobras International Finance Company, a subsidiary of Petrobras Petróleo Brasileiro S.A. and to Trafigura Beheer B.V. Amsterdam, respectively, at current international market prices. Ethane is entirely sold in the domestic market to PBB-Polisur S.A. at agreed prices.

Revenue from the NGL production and commercialization segment increased by Ps. 130.3 million in the three-month period ended March 31, 2010. This increase is mainly due to the significant rise of international reference prices for propane, butane and natural gasoline, which went up by more than 70%.

Other services

Other services are not subject to regulations by ENARGAS.

The Company renders “midstream” services, that mainly consist of gas conditioning, gathering and compression services, which are generally rendered at wellhead, as well as activities related to construction, operation and maintenance of pipelines and compressor plants. Other services also include telecommunication services rendered by Telcosur S.A., a company controlled by TGS.

In the first quarter of 2010, Other Services revenues increased by Ps. 2.0 million in comparison with the same period in 2009. This increase resulted from higher sales generated by the construction services rendered in the 2010 period.

Cost of sales and administrative and selling expenses

Costs of sales and administrative and selling expenses for the first quarter of 2010 increased by approximately Ps. 59.0 million with respect to the first quarter of 2009, mainly

1

due to the rise in NGL processing cost and higher export taxes amounting to Ps. 46.9 million, both of which are mostly explained by higher international reference prices.

Other expense, net

Other expense, net increased Ps. 6.3 million in the three-month period ended March 31, 2010 in comparison with the same period of 2009. This increase is mainly explained by higher contingency accruals.

Net financial expense

Net financial expense decreased by Ps. 37.5 million in the three-month period ended March 31, 2010 compared to the same 2009 period. The breakdown of net financial expense is as follows:

	2010	2009
	(in millions of pesos)
Generated by assets
Interest income	1.9	5.3
Foreign exchange gain	21.7	55.0
Subtotal	23.6	60.3

Generated by liabilities
Interest expense	(36.8)	(37.2)
Foreign exchange loss	(30.7)	(107.4)
Other financial charges	(1.4)	1.5
Subtotal	(68.9)	(143.1)
Total	(45.3)	(82.8)

The positive variation is mostly attributable to the lower devaluation of the local currency against the US dollar in the first quarter of 2010, and the lower US dollar net liability position, which resulted in a lower foreign exchange loss of Ps. 43.4 million.

Income tax expense

For the first quarter of 2010, the Company reported a Ps. 52.8 million income tax expense, which increased by Ps. 46.5 million with respect to the same 2009 quarter. This increase relates to a higher taxable income reported in the first quarter of 2010.

4. Liquidity

The Company’s primary sources and application of funds during the three-month periods ended March 31, 2010 and 2009, are shown in the table below:

	2010	2009	Variation
	(in millions of pesos)
Cash flows provided by operating activities	142.9	181.9	(39.0)
Cash flows used in investing activities	(26.6)	(50.2)	23.6
Cash flows (used in) / provided by financing activities	(40.5)	32.1	(72.6)
Net increase in cash and cash equivalents	75.8	163.8	(88.0)

Cash flow from operating activities for the three-month period ended March 31, 2010 amounted to Ps. 142.9 million, which was mainly used to increase its cash position.

The Ordinary Shareholders’ Meeting held on April 16, 2010 approved the dividend payment of Ps. 30.3 million. Dividends were paid on April 30, 2010.

5. Balance Sheets Summary

Summary of the consolidated balance sheets information as of March 31, 2010, 2009, 2008, 2007 and 2006:

	(in thousands of Argentine pesos as described in Note 2.b. to the consolidated interim financial statements)
	2010	2009	2008	2007	2006
Current assets	1,612,568	1,089,435	902,559	845,505	885,935
Non-current assets	4,112,269	4,190,422	4,238,002	4,382,285	4,458,447
Total	5,724,837	5,279,857	5,140,561	5,227,790	5,344,382

Current liabilities	654,884	441,876	367,375	350,404	395,816
Non-current liabilities	1,773,455	1,806,959	1,763,263	2,028,905	2,434,042
Subtotal	2,428,339	2,248,835	2,130,638	2,379,309	2,829,858
Minority interest	1	1	1	1	-
Shareholders’ equity	3,296,497	3,031,021	3,009,922	2,848,480	2,514,524
Total	5,724,837	5,279,857	5,140,561	5,227,790	5,344,382

6. Consolidated Statements of Income Summary

Summary of the consolidated statements of income information for the three-month periods ended March 31, 2010, 2009, 2008, 2007 and 2006:

	(in thousands of Argentine pesos as described in Note 2.b. to the consolidated interim financial statements)
	2010	2009	2008	2007	2006
Operating income	181,680	80,729	183,192	151,156	167,706
Other (expense) / income, net	(8,744)	(2,554)	(3,521)	15,334	(411)
Gain / (loss) on related companies	568	(843)	410	601	(615)
Net financial results	(45,301)	(82,756)	(43,494)	(53,144)	(73,260)
Net income / (loss) before income tax	128,203	(5,424)	136,587	113,947	93,420
Income tax expense	(52,814)	(6,283)	(55,897)	(47,596)	(3,003)
Net income / (loss) for the period	75,389	(11,707)	80,690	66,351	90,417

7. Statistical Data (Physical Units)

	Three-month period ended March 31,
	2010	2009	2008	2007	2006
Gas Transportation
Average firm contracted capacity (in billions of cubic feet per day (“Bcf/d”))	2.79	2.62	2.59	2.53	2.52
Average daily deliveries (in Bcf/d)	2.00	2.08	2.07	2.01	1.97

NGL production and commercialization
* Production
Ethane (in short tons)	111,335	89,609	106,631	102,198	98,654
Propane and butane (in short tons)	149,762	143,813	145,476	150,499	150,949
Natural Gasoline (in short tons)	30,158	30,125	31,687	32,209	32,512
* Local market sales (a)
Ethane (in short tons)	111,335	89,609	106,631	102,198	98,654
Propane and butane (in short tons)	71,385	62,388	56,992	62,946	61,519
Natural Gasoline (in short tons)	-	-	-	2,025	1,349
* Exports (a)
Propane and butane (in short tons)	81,513	92,562	122,928	81,998	100,374
Natural Gasoline (in short tons)	33,280	30,807	28,457	27,261	34,957

 (a) Includes natural gas processed on behalf of third parties.

2

8. Comparative ratios

	As of March 31,
	2010	2009	2008	2007	2006
Liquidity (Current assets to current liabilities)	2.46	2.47	2.46	2.41	2.24
Shareholders’ equity to total liabilities	1.36	1.35	1.41	1.20	0.89
Non current assets to total assets	0.72	0.79	0.82	0.84	0.83

9. Other Information

TGS share market value in Buenos Aires Stock Exchange at closing of last business day

	2010	2009	2008	2007	2006
January	2.16	1.77	3.30	4.08	3.25
February	2.14	1.44	3.08	4.00	3.20
March	2.60	1.52	2.90	3.88	3.19
April		1.47	2.74	4.33	3.11
May		1.45	2.66	4.84	3.04
June		1.78	2.30	4.97	3.01
July		1.83	2.35	4.60	3.18
August		1.80	2.13	4.27	3.06
September		2.35	1.88	4.25	3.40
October		2.20	1.29	4.45	3.56
November		2.08	1.41	3.62	3.64
December		2.20	1.40	3.80	4.19

10. Outlook

During this year TGS will keep on negotiating with UNIREN to achieve an overall tariff review. The Company will continue with the management of the expansion works pending execution, which have already been agreed with the Argentine Government, and will continue with the operation and maintenance of said assets once they have come into service.

In the production and commercialization NGL segment, the effort will be focused on optimizing production and on ensuring the supply of natural gas through agreements with producers in order to maintain the sustainability of the business.

In the field of Other Services, the Company will seek to consolidate the growth of the telecommunications business, taking advantage of the network that its controlled company Telcosur has developed, significantly increasing its capacity. Moreover, TGS will look around for business opportunities in the gas industry that may add value to the company.

It is TGS’ objective to enhance the efficiency of its facilities operation and the management of resources related to the business, while at all times keeping its service quality and sticking to its commitment to improve customer satisfaction.

With regards to the human capital, the Company will strive to build a work community that stands out from the rest in terms of health and safety. To that end, TGS will focus on achieving a deeper cultural change with the aim to reduce the work accidents rate to a minimum. Additionally, the Company will keep on working to foster its employees’ professional and personal growth.

Autonomous City of Buenos Aires, May 3, 2010.

Ricardo I. Monge
Board of Directors’ Chairman

3

TRANSPORTADORA DE GAS DEL SUR S.A.

CONSOLIDATED STATEMENTS OF CHANGES IN SHAREHOLDERS' EQUITY

	2010							2009
	Shareholders' contributions			Retained earnings				
	Common stock	Inflation adjustment to common stock	Subtotal	Legal reserve	Accumulated retained earnings	Subtotal	Total shareholders' equity	Total shareholders' equity
Balances at the beginning of the year	794.495	1.145.012	1.939.507	199.354	1.082.247	1.281.601	3.221.108	3.072.728
Resolution of the Ordinary Shareholders' Meeting held on March 26, 2009:								
Cash dividends	-	-	-	-	-	-	-	(30.000)
Net income / (loss) for the period	-	-	-	-	75.389	75.389	75.389	(11.707)
Balances at the end of the period	794.495	1.145.012	1.939.507	199.354	1.157.636	1.356.990	3.296.497	3.031.021

The accompanying notes and exhibits are an integral part of these consolidated financial statements.

Ricardo I. Monge
Board of Directors' Chairman

TRANSPORTADORA DE GAS DEL SUR S.A.

NOTES TO THE CONSOLIDATED INTERIM FINANCIAL STATEMENTS

AS OF MARCH 31, 2010 AND DECEMBER 31, 2009 AND

FOR THE THREE-MONTH PERIODS ENDED MARCH 31, 2010 AND 2009

(Amounts stated in thousands of Argentine pesos as described in Note 2.b,

except for per share and per ADS amounts in Argentine pesos or unless otherwise indicated)

1.

BUSINESS DESCRIPTION

Transportadora de Gas del Sur S.A. (“the Company” or “TGS”) is one of the companies created as a result of the privatization of Gas del Estado S.E. (“GdE”). The Company commenced operations on December 29, 1992 and it is engaged in the transportation of natural gas and production and commercialization of natural gas liquids (“NGL”). TGS’s pipeline system connects major gas fields in southern and western Argentina with gas distributors and industries in those areas and in the greater Buenos Aires area. The gas transportation license to operate this system for a period of thirty-five years (“the License”) was exclusively granted to the Company. TGS is entitled to a one-time extension of ten years provided that it has essentially met the obligations imposed by the License and by the Ente Nacional Regulador del Gas (National Gas Regulatory Body or “ENARGAS”). The General Cerri Gas Processing Complex (the “Cerri Complex”), where the Company processes natural gas by extracting NGL, was transferred from GdE along with the gas transmission assets. The Company also renders midstream services, which mainly consist of gas treatment, removal of impurities from the natural gas stream, gas compression, wellhead gas gathering and pipeline construction, operation and maintenance services.

TGS’s controlling shareholder is Compañía de Inversiones de Energía S.A. (“CIESA”), which holds approximately 55.3% of the Company’s common stock. Local and foreign investors hold the remaining ownership of TGS’s common stock. CIESA is owned 50% by Petrobras Energía S.A. (“Petrobras Energía”) and a subsidiary of Petrobras Energía (jointly “Group Petrobras Energía”), 40% by a trust whose fiduciary is ABN AMRO BANK N.V. Sucursal Argentina, (“the Trust”), and the remainder 10% by Enron Pipeline Company Argentina S.A. (“EPCA”).

The current ownership of CIESA’s common stock is the result of the first stage of the Master Settlement and Mutual Release Agreement, signed by Group Petrobras Energía and subsidiaries of Enron Corp. (“Enron”) on April 16, 2004. The shareholding exchange was carried out on August 29, 2005, after the ENARGAS approval by Note No. 4,858 issued in July 2005. In this stage, Enron subsidiaries transferred 40% of the outstanding share capital of CIESA to the Trust; and Group Petrobras Energía transferred its TGS class “B” common shares (accounting for 7.35% of the outstanding share capital of TGS) to Enron subsidiaries.

2.

BASIS OF PRESENTATION AND SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

The Company’s consolidated interim financial statements have been prepared in accordance with generally accepted accounting principles in force in the Autonomous City of Buenos Aires (“Argentine GAAP”) and the regulations of the Comisión Nacional de Valores (“CNV”) and the ENARGAS. Argentine GAAP differs in certain significant respects from generally accepted accounting principles in the United States of America (“US GAAP”). Such differences involve methods of measuring and classifying the amounts shown in the financial statements, as well as additional disclosures required by US GAAP and Regulation S-X of the Securities and Exchange Commission (“SEC”). These consolidated  financial statements do not include any valuation adjustments or additional disclosures to reflect such differences.

The consolidated interim financial statements include the accounts of TGS and its subsidiary Telcosur S.A. (“Telcosur”), over which it has effective control. The Company followed the methodology established in Technical Resolution (“TR”) No. 21 “Equity Method of Accounting, Consolidation of Financial Statements and Related Party Transactions”, of the Argentine Federation of Professional Councils in Economic Sciences (“Argentine Federation”) and approved by the Professional Council in Economic Sciences of the Autonomous City of Buenos Aires (“CPCECABA”). The accounting policies followed by Telcosur in the preparation of its financial information are consistent with those applied by TGS. All significant intercompany transactions have been eliminated in consolidation.

Detailed data reflecting subsidiary direct control as of March 31, 2010 and 2009 and December 31, 2009 is as follows:

Company	% of shareholding and votes	Closing date	Legal address

Telcosur S.A.	99.98%	December 31	Don Bosco 3672, 6th Floor
Autonomous City of Buenos Aires

Financial statements of Telcosur have been used for consolidation purposes for the three-month periods ended March 31, 2010 and 2009 and for the year ended December 31, 2009.

a)

Use of estimates

The preparation of the consolidated interim financial statements in conformity with generally accepted accounting principles requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and the disclosure of contingent assets and liabilities at the date of the consolidated interim financial statements, as well as the reported amounts of revenues and expenses during the reporting fiscal year. Estimates are used when accounting for the allowance for doubtful accounts, depreciation, amortization, income taxes, provision for contingencies, fair value of assets and present value of long term receivables and liabilities. Actual results could be significantly different from such estimates.

Consolidated interim financial statements for the three-month periods ended March 31, 2010 and 2009 are unaudited. The consolidated interim financial statements include, in the opinion of the management, all adjustments, consisting only of normal adjustments that are considered necessary for a fair presentation of the information in the financial statements. Results for the three-month periods ended March 31, 2010 and 2009 do not necessarily reflect the portion of the Company’s result for the complete fiscal year.

b)

Presentation of consolidated interim financial statements in constant Argentine pesos

The consolidated interim financial statements have been prepared in constant Argentine pesos, recognizing the overall effects of inflation up to August 31, 1995. As from that date, in line with professional accounting standards and the requirements of the control authorities, the Company discontinued the restatement of its financial statements until December 31, 2001.

As established by Resolution No. 3/2002 of the CPCECABA and Resolution No. 415 of the CNV, as from January 1, 2002, the Company resumed the recognition of the effects of inflation in these consolidated interim financial statements, following the provisions of TR No. 6, as amended by TR No. 19, both issued by the Argentine Federation.  Accounting measurements restated due to the change in the purchasing power of the currency up to August 31, 1995, as well as those which have been originated between that date and December 31, 2001, are stated in the currency value as of the later date.

On March 25, 2003, the Argentine government issued Decree No. 664, which provides that financial statements for periods ending after such date shall be stated in historical Argentine pesos. As a consequence and in accordance with Resolution No. 441, issued by the CNV, the Company suspended inflation accounting effective March 1, 2003. This criterion is not in line with effective accounting standards, which stipulate that financial statements should be restated as of September 30, 2003. The non-recognized inflation effect on net income for the three-month periods  ended March 31, 2010 and  2009 is not significant.

The Argentine Wholesale Price Index (“WPI”) published by the Instituto Nacional de Estadísticas y Censos (INDEC) was used for the restatement of the financial statements, as mentioned above.

c)

Short-term receivables and liabilities in currency

Short-term receivables and liabilities, including accrued interest, if applicable, at the end of each period / year have been valued at their respective nominal amount, which does not materially differ from the present value of the future cash flow that the receivables and liabilities will generate, using the internal rate of return estimated at inception.

d)

Foreign currency assets and liabilities

Assets and liabilities denominated in foreign currencies, including accrued interest, if applicable, have been translated at the prevailing exchange rates at the end of each period / year. Detailed information is disclosed in Exhibit G.

e)

Inventories

Inventories consist of natural gas of TGS (in excess of line pack classified as property, plant and equipment) and third parties in the pipeline system, and NGL obtained from natural gas processing at the Cerri Complex. Inventories have been valued at replacement or reproduction cost, as applicable. The carrying value of inventories does not exceed their net realizable value.

f)

Current investments

Bank accounts and time deposit  in local currency have been valued at their face values plus accrued interest, which do not materially differ from their discounted value using the internal rate of return effective at inception.

Mutual funds have been valued at their net realizable value at period /  year-end.

g) Long-term receivables and liabilities in currency

Long-term receivables and liabilities (except for deferred tax assets and liabilities and advances from customers in kind) have been valued based on the best estimate of the discounted value of the amounts expected to be collected or paid, as applicable, using the interest rate effective at the time of the initial measurement.

Loans have been valued based on the present value of the amounts expected to be paid, using the internal rate of return estimated at the inception of the transaction. This rate does not significantly differ from the market interest rate at that moment.

Assets and liabilities generated as a result of the application of the deferred tax method have been stated at their nominal value.

h) Non-current investments

Equity investments in companies in which the Company’s ownership interest ranges between 20% and 50% have been accounted for under the equity method based on the financial statements as of December 31, 2009 and September 30, 2009 for Gas Link S.A. (“Link”), Transporte y Servicios de Gas en Uruguay S.A. (“TGU”) and Emprendimientos de Gas del Sur S.A. (“EGS”). These financial statements have been prepared applying similar accounting policies as those used by the Company to prepare its consolidated interim financial statements. As of March 31, 2010 and December 31, 2009, the investment in Link has been adjusted by Ps. 4,030 and Ps. 4,067, respectively, due to the elimination of intercompany profits.

The Company’s management is not aware of any significant subsequent events which affected the financial statements of EGS, Link and TGU from December 31, 2009 to March 31, 2010 and from September 30, 2009 to December 31, 2009. However, the book value of the investment in EGS as of March 31, 2010 and December 31, 2009 includes Ps. 188 and Ps. 212, respectively, corresponding to the transactions between EGS and the Company in the three-month periods ended in such dates. Likewise, because of the condition of TGU’s shareholder with respect to EGS and for such transactions, the book value of the investment in TGU as of said dates includes Ps. 95 and Ps. 109, respectively.

The Company considers its foreign affiliate TGU to be a “non-integrated affiliate”. Consequently, TGU’s assets and liabilities have been translated into Argentine pesos using the exchange rate in effect at period / year-end, while its common stock and retained earnings accounts have been translated using historical exchange rates.

i) Property, plant and equipment, net

Assets transferred from the privatization of GdE: The value of these assets was determined based on the price paid for the acquisition of 70% of the Company’s common stock, which amounted to US$ 561.2 million. This price was the basis to determine a total value of common stock of US$ 801.7 million, which, when added to the debt assumed under the Company’s privatization agreement (the “Transfer Agreement”) of US$ 395.0 million, resulted in a total value for property, plant and equipment of US$ 1,196.7 million. Such value, converted at the exchange rate in effect as of the date of the Transfer Agreement, has been restated for the effects of inflation as described in Note 2.b).

Line pack: It represents the natural gas in the transportation system that is necessary to keep the system at operating capacity, valued at acquisition cost and restated for the effects of inflation as described in Note 2.b).

Capitalization of foreign exchange loss: Resolutions No. 3/2002 and No. 87/03 issued by the CPCECABA established that exchange losses arising from the devaluation of the peso from January 6, 2002 to July 28, 2003, to the extent that they were related to foreign currency liabilities existing at the first date, are to be added to the cost basis of assets acquired or constructed with direct financing by such foreign currency liabilities. Similar accounting treatment is permitted, but not required, for foreign exchange losses arising from indirect financing. It was assumed that the proceeds from such financings were used, firstly, to cover working capital requirements and, secondly, to finance the acquisition or construction of assets that do not qualify for capitalization. The remainder was assumed to relate to assets for which capitalization is permitted.

Additions: They have been valued at acquisition cost restated for the effects of inflation as described in Note 2.b). The Company has capitalized all the investments stipulated as mandatory in the License during the first five-year period, in order to achieve system integrity and public safety equal to those required by international standards. Such investments included, among others, the costs of survey programs related to internal and external pipeline inspection, cathodic protection and pipeline replacement and recoating. Additionally, Resolutions No. 1,660 and No. 1,903 issued by ENARGAS include definitions prescribing which costs should be considered improvements and which costs should be considered maintenance expenses. Repair and maintenance costs have been expensed as incurred.

Depreciation: Accumulated depreciation related to natural gas transportation assets is computed under the straight-line method over the estimated useful lives of the specific assets, which are lower than the maximum useful lives established by the ENARGAS through Resolutions No. 1,660 and No. 1,903.

For depreciation of all other property, plant and equipment, the Company uses the straight-line method of depreciation and applies the annual depreciation rates disclosed in Exhibit A.

When assets are retired or otherwise disposed of, the cost and related accumulated depreciation are removed from the accounts, and any resulting gain or loss is reflected in the statement of income.

Capitalized foreign exchange loss is depreciated over the remaining useful lives of the assets that led to such capitalization.

Financial expense capitalization: The Company capitalizes financial expense on long term construction projects. Financial expense capitalized was Ps. 3,361 and Ps. 4,254 for the three-month periods ended March 31, 2010 and 2009, respectively.

Based on the projections made as discussed in Notes 2.a) and b), the Company’s management believes that the recorded value of property, plant and equipment does not exceed its recoverable value.

j) Intangible assets

Intangible assets have been valued at their historical cost, less accumulated amortization.

Debt issuance costs are being amortized over the term of the notes issued on May 14, 2007 (Note 6).

The expenses related to the creation of the Global Program 2007 are being amortized in a 5-year period.

k) Income tax

The Company and its subsidiary have calculated their respective income tax charges using the deferred tax method, which considers the effect of temporary differences between the financial statement carrying amounts of existing assets and liabilities and their respective tax bases.

To estimate deferred tax assets and liabilities, the tax rate expected to be in effect at the time of utilization was applied to identify temporary differences based on the legal requirements effective at the time of preparation of these consolidated interim financial statements.

The reconciliation between the current tax an the income tax expense charged to the statement of income in the three-month periods ended March 31, 2010 and 2009 is as follows:

	2010	2009
Current tax	(55,824)	(2,072)
Temporary differences variation	3,010	(4,211)
Income tax expense	(52,814)	(6,283)

The components of the net deferred tax assets and liabilities as of March 31, 2010 and December 31, 2009 are the following:

Non-current deferred tax assets and liabilities	03/31/2010	12/31/2009
Allowance for doubtful accounts	1,849	1,849
Deferred revenues	(356)	(550)
Intangible assets	(1,816)	(1,962)
Property, plant and equipment, net	(79,321)	(78,153)
Other provisions	2,343	2,343
Provision for contingencies	33,479	31,085
Current investments	(4,224)	(6,047)
Labor provisions	5,663	6,042
Net deferred tax liability (Notes 4.d. and 4.i.) (1)	(42,383)	(45,393)

Net of deferred tax asset of Ps. 178 and Ps. 196 (recorded under Other non-current receivables) as of March 31, 2010 and December 31, 2009, respectively.

TRANSPORTADORA DE GAS DEL SUR S.A.

NOTES TO THE CONSOLIDATED INTERIM FINANCIAL STATEMENTS

AS OF MARCH 31, 2010 AND DECEMBER 31, 2009 AND

FOR THE THREE-MONTH PERIODS ENDED MARCH 31, 2010 AND 2009

(Amounts stated in thousands of Argentine pesos as described in Note 2.b,

except for per share and per ADS amounts in Argentine pesos or unless otherwise indicated)

Income tax expense computed at the statutory tax rate on pre-tax income / (loss) differs from the income tax expense for the three-month periods ended March 31, 2010 and 2009 as follows:

	2010	2009
Pre-tax income / (loss)	128,203	(5,424)
Statutory income tax rate	35%	35%
Pre-tax (income) / loss at statutory income tax rate	(44,871)	1,898
Permanent differences at statutory income tax rate:
- Inflation adjustment	(7,827)	(7,747)
- Non-taxable income or non-deductible expenses	217	(278)
- Others	(333)	(156)
Income tax expense	(52,814)	(6,283)

The ultimate realization of deferred tax assets is dependent upon the generation of future taxable income during the years in which those temporary differences become recoverable. Management considers the scheduled reversal of deferred tax liabilities, projected future taxable income and tax planning in making these assessments. This evaluation is based on internal projections made as discussed in Note 2.a).

Within the framework of Resolution No. 312/05 from the FACPCE, the net book value of the inflation adjustment included in the accounting value of the property, plant and equipment is a temporary difference and thus, the deferred tax liability is required to be recorded. However, said resolution provides the possibility of disclosing it in the notes to the financial statements instead of recording it. TGS has elected to disclose the deferred tax liability in notes to the consolidated interim financial statements. This deferred tax liability does not constitute an account payable, but it is a liability that will be reversed over the remaining period over which these assets are depreciated. In compliance with Resolution No. 487 of the CNV, TGS advises that, if that liability had been recognized, the deferred tax liability as of March 31, 2010 would have increased in Ps. 616,547 (generating a net liability position of Ps. 658,930), and a positive effect of Ps. 7,475 and Ps. 7,750 on the Company’s net income for the three-month periods ended March 31, 2010 and 2009, respectively, would have been recognized. Additionally, in the rest of 2010 and subsequent years, TGS would have recorded a lower income tax expense as follows:

Amount
From 04-01-10 to 12-31-10	22,886
Year 2011	30,359
Year 2012	30,068
Year 2013	29,302
Year 2014	28,922
Year 2015 onwards	475,010
Total	616,547

l) Asset tax

The Company and its subsidiary are subject to the Asset Tax Law (“Impuesto a la Ganancia Mínima Presunta”). The asset tax is calculated on an individual entity basis at the statutory tax rate of 1%, and is based upon the taxable assets of each Argentine entity as of the end of the year. This tax is complementary to income tax and the Company is required to pay the greater of the income tax or the asset tax. Any excess of the asset tax over the income tax may be carried forward and recognized as a payment on account of any excess of income tax over asset tax occurring within the subsequent ten years.

As of March 31, 2010 and 2009, the Company has not recorded any provision in respect of the asset tax because the determined amounts do not exceed what has been estimated for the income tax.

m) Advances in kind from customers

The advances in kind from customers have been valued at their respective nominal amount considering that this value is higher than the cost of rendering the gas transportation services that will cancel said advances.

n) Allowances and provisions for contingencies

The Company provides for losses relating to its accounts receivable. The allowance for losses is based on management’s evaluation of various factors, including the credit risk of customers, historical trends and other information. While management uses the information available to make evaluations, future adjustments to the allowance may be necessary if future economic conditions differ substantially from the assumptions used in making the evaluations. Management has considered all events and/or transactions that are subject to reasonable and normal methods of estimation, and the consolidated interim financial statements reflect that consideration.

The Company has certain contingent liabilities with respect to existing claims, lawsuits and other proceedings, including those involving legal and regulatory matters. The Company records liabilities when it is probable that future costs will be incurred and such costs can be reasonably estimated. Such accruals are based on developments known by TGS at the date of the issuance of these consolidated interim financial statements, estimates of the outcome of these matters and the experience of its legal counsel in contesting, litigating and settling other matters. As the scope of the contingent liabilities become better defined, there will be changes in the estimates of future costs, which could have a material effect on the Company's future results of operations and financial condition or liquidity.

Contingencies and allowances are disclosed in Exhibit E.

o) Shareholders' equity accounts

These accounts have been restated to account for the effects of inflation as described in Note 2.b), except for "Common stock" which is stated at nominal value. The adjustment derived from the restatement of such account has been disclosed under the line item “Inflation adjustment to common stock”, in the Statement of Changes in Shareholders’ Equity.

p) Revenue recognition

Firm transportation revenues are recognized based on the accrued contracted capacity reserved regardless of actual usage. For interruptible transportation services and certain NGL production and commercialization contracts, revenues are recognized upon the delivery of natural gas or gas liquids to customers, respectively. For other NGL production and other services contracts, revenues are recognized when services are rendered.

q) Statement of income accounts

Accounts relating to the statement of income have been recorded considering the following criteria:

-

Accounts that accumulate monetary transactions, at their nominal value.

-

Expenses related to consumption of non-monetary assets have been charged to the statement of income considering the restated cost of such assets as described in Note 2.b).

-

Gain / (loss) on related companies were determined on the basis of TGS’ affiliates’ results and were disclosed under “Gain / (loss) on related companies”.

Other expense, net for the three-month periods ended March 31, 2010 and 2009, include the following items:

	2010	2009
Net increase in provisions for contingencies (Exhibit E)	(6,840)	(757)
Others	(1,904)	(1,797)
Total	(8,744)	(2,554)

r) Earnings per share and per American Depositary Shares (“ADS”)

Earnings and dividends per share and per ADS for the three-month periods ended March 31, 2010 and 2009 have been calculated based on 794,495,283 outstanding shares during each year. One ADS represents five Class B shares. As the Company does not have preferred stock or convertible debt, the amount of basic earnings per share is the same as the amount of diluted earnings per share.

s) New accounting rules

On December 30, 2009, CNV issued Resolution No. 562/09 which provides the application of TR No. 26 approved by the Argentine Federation. This TR establishes that certain Argentine companies which are subject to the Argentine Public Offering Regime (Law No. 17,811) will be required to adopt International Financial Reporting Standards (“IFRS”) issued by the International Accounting Standards Board (“IASB”). The application of such standards is effective for financial statements issued for fiscal year beginning January 1, 2012. The Company’s Management prepared an implementation plan for the adoption of said accounting rules under the regulations established by the Resolution No. 562/09 which was approved by the Board of Directors’ Meeting held on April 8, 2010.

TRANSPORTADORA DE GAS DEL SUR S.A.

NOTES TO THE CONSOLIDATED INTERIM FINANCIAL STATEMENTS

AS OF MARCH 31, 2010 AND DECEMBER 31, 2009 AND

FOR THE THREE-MONTH PERIODS ENDED MARCH 31, 2010 AND 2009

(Amounts stated in thousands of Argentine pesos as described in Note 2.b,

except for per share and per ADS amounts in Argentine pesos or unless otherwise indicated)

3.

CONSOLIDATED BUSINESS SEGMENT INFORMATION

The Company's business segments are as follows: (i) natural gas transportation services through its pipeline system; (ii) NGL production and commercialization and (iii) other services, which include midstream and telecommunication services (the latter rendered by its subsidiary, Telcosur).

Operating income / (loss) consists of net revenues minus operating expenses. In the calculation of operating income / (loss), the following items have not been included: other expense, net, gain / (loss) on related companies, net financial results and income tax expense.

Assets and liabilities were allocated to each segment based on the specific identification of the assets and liabilities related to the specific business. Assets and liabilities that cannot be allocated to a specific segment were grouped under "Corporate" and include current investments and loans, among others.

Three-month period ended March 31, 2010	Gas Transportation	NGL Production and Commercialization	Other Services	Corporate	Total
Net revenues	161,118	298,309	26,943	-	486,370
Operating income / (loss)	73,487	113,800	9,315	(14,922)	181,680
Depreciation of property, plant and equipment	38,773	9,247	3,095	1,321	52,436
Additions to property, plant and equipment	4,564	2,308	1,901	4,083	12,856
Identifiable assets	3,845,158	487,018	228,312	1,164,349	5,724,837
Identifiable liabilities	388,963	133,296	18,948	1,887,132	2,428,339
Three-month period ended March 31, 2009
Net revenues	133,420	167,963	25,016	-	326,399
Operating income / (loss)	57,570	35,959	6,715	(19,515)	80,729
Depreciation of property, plant and equipment	37,513	9,307	3,128	385	50,333
Additions to property, plant and equipment	22,834	5,340	7,013	2,577	37,764
Year ended December 31, 2009
Identifiable assets	3,858,617	449,014	235,912	1,075,647	5,619,190
Identifiable liabilities	424,762	125,017	13,447	1,834,855	2,398,081

The Company renders services of gas transportation principally to gas distribution companies and Petrobras Energía. Significant customers in terms of net revenues from gas transportation for the three-month periods ended March 31, 2010 and 2009 are as follows:

	2010	2009
MetroGAS S.A.	53,545	44,789
Camuzzi Gas Pampeana S.A.	27,252	22,421
Gas Natural BAN S.A.	20,862	17,359
Petrobras Energía	9,916	8,002
Camuzzi Gas del Sur S.A.	6,541	5,175

Significant customers in the NGL production and commercialization segment are Petrobras International Finance Company (“PIFC”), a subsidiary of Petrobras Petróleo Brasileiro S.A., PBB-Polisur S.A. (“Polisur”) and Trafigura Beheer B.V. Amsterdam (“Trafigura”). Net revenues from these customers (include NGL sales made on behalf of third parties, from which TGS withholds charges for the production and commercialization of NGL) for the three-month periods ended March 31, 2010 and 2009 are as follows:

	2010	2009
PIFC	211,533	135,368
Polisur	101,739	71,402
Trafigura	62,077	-

4.  SUMMARY OF SIGNIFICANT BALANCE SHEET ITEMS AS OF MARCH 31, 2010 AND DECEMBER 31, 2009

		03/31/2010	12/31/2009
a)	Current accounts receivable, net
	Gas transportation
	MetroGAS S.A.	80,328	75,530
	Camuzzi Gas Pampeana S.A.	41,544	36,133
	Gas Natural BAN S.A.	33,894	29,729
	Camuzzi Gas del Sur S.A.	10,125	9,655
	Profertil S.A. (“Profertil”)	6,082	9,034
	Repsol-YPF S.A. (“Repsol-YPF”)	4,111	5,182
	Pan American Sur S.R.L. (“PAS”)	4,051	7,340
	Related companies	20,288	14,808
	Others	56,231	36,292
	Subtotal (1)	256,654	223,703
	NGL production and commercialization
	Polisur	44,407	38,895
	Trafigura	23,903	-
	Related companies	53,119	51,664
	Others	15,056	6,791
	Subtotal	136,485	97,350
	Other services
	Profertil	4,360	4,155
	Gas trust fund	44,776	40,432
	Related companies	2,745	19,012
	Others	22,013	19,110
	Subtotal	73,894	82,709
	Allowance for doubtful accounts (Exhibit E)	(5,812)	(5,812)
	Total	461,221	397,950

(1)

Includes Ps. 168,250 and Ps. 141,170 as of March 31, 2010 and December 31, 2009, respectively, corresponding to the provision related to the tariff increase ratified through the Presidential Decree No. 1,918/09 (See Note 7.a).

TRANSPORTADORA DE GAS DEL SUR S.A.

NOTES TO THE CONSOLIDATED INTERIM FINANCIAL STATEMENTS

AS OF MARCH 31, 2010 AND DECEMBER 31, 2009 AND

FOR THE THREE-MONTH PERIODS ENDED MARCH 31, 2010 AND 2009

(Amounts stated in thousands of Argentine pesos as described in Note 2.b,

except for per share and per ADS amounts in Argentine pesos or unless otherwise indicated)

b)	Other current receivables	03/31/2010	12/31/2009
	Tax credits	7,208	4,024
	Prepaid expenses	4,717	7,340
	Advances to suppliers	3,462	1,811
	Subsidies receivable	8,909	7,322
	Personal Property Tax to be recovered	3,308	3,308
	Others	7,021	8,684
	Total	34,625	32,489

c)	Non-current accounts receivable
	Other services
	Profertil	11,992	11,437
	Total	11,992	11,437

d)	Other non-current receivables
	Deferred income tax (Note 2.k.)	178	196
	Easement expense to be recovered	4,233	4,233
	Tax credits	2,948	2,948
	Others	2,185	1,318
	Total	9,544	8,695

e)	Accounts payable
	Suppliers	208,271	200,292
	Customers (Credit balances)	29,330	34,787
	Related companies	18,988	36,162
	Total	256,589	271,241

f)	Current taxes payable
	Turnover tax	127	75
	Income tax (net of advances and others)	175,798	129,073
	Value added tax (“VAT”)	2,504	15,529
	Tax on exports	15,131	16,022
	Others	5,691	5,306
	Total	199,251	166,005

g)	Current advances from customers (2)
	Aluar	6,742	6,742
	Total Austral	4,770	4,770
	Polisur	787	837
	PAS	3,180	3,180
	Others	6,881	885
	Total	22,360	16,414

TRANSPORTADORA DE GAS DEL SUR S.A.

NOTES TO THE CONSOLIDATED INTERIM FINANCIAL STATEMENTS

AS OF MARCH 31, 2010 AND DECEMBER 31, 2009 AND

FOR THE THREE-MONTH PERIODS ENDED MARCH 31, 2010 AND 2009

(Amounts stated in thousands of Argentine pesos as described in Note 2.b,

except for per share and per ADS amounts in Argentine pesos or unless otherwise indicated)

h)	Other liabilities
	Provisions for GdE lawsuit (Note 9.d.)	4,495	4,295
	Negative equity value (Exhibit C)	-	4
	Other provisions	651	546
	Total	5,146	4,845

i)	Non-current taxes payable
	Deferred income tax (Note 2.k.)	42,561	45,589
	Total	42,561	45,589

j)	Non-current advances from customers (2)
	Aluar	190,489	192,174
	Total Austral	28,222	29,415
	Polisur	1,027	1,199
	PAS	18,809	19,610
	Total	238,547	242,398

(2) They are mainly related to the financing of TGS pipeline system expansion works for the rendering of firm transportation services contracted by such clients. The advance payments will be settled with the effective rendering of firm transportation service.

5.   SUPPLEMENTAL CASH FLOW INFORMATION

For purposes of the consolidated statement of cash flows, the Company considers all highly liquid temporary investments with an original maturity of three months or less at the time of purchase to be cash equivalents. The cash flow statement has been prepared using the indirect method, which requires a series of adjustments to reconcile net income / (loss) for the period to net cash flows from operating activities.

Cash and cash equivalents at the end of the three-month periods ended March 31, 2010 and 2009 are as follows:

	2010	2009
Cash and banks (1)	487,975	296,264
Current investments	612,886	472,197
Total cash and cash equivalents	1,100,861	768,461

(1)  As of March 31 , 2010 and 2009, includes Ps. 448,755 and Ps. 259,463, respectively, corresponding to balances from bank accounts which accrue interest.

Non-cash transactions as of March 31, 2010 and 2009 are as follows:

TRANSPORTADORA DE GAS DEL SUR S.A.

NOTES TO THE CONSOLIDATED INTERIM FINANCIAL STATEMENTS

AS OF MARCH 31, 2010 AND DECEMBER 31, 2009 AND

FOR THE THREE-MONTH PERIODS ENDED MARCH 31, 2010 AND 2009

(Amounts stated in thousands of Argentine pesos as described in Note 2.b,

except for per share and per ADS amounts in Argentine pesos or unless otherwise indicated)

	2010	2009
Acquisition of property, plant and equipment through an increase in accounts payable	6,470	2,700
Financial expense capitalization	1,952	(3,202)

Cash flows resulting from operations include net financial results generated by cash and cash equivalents as of March 31, 2010 and 2009 for Ps. 11,363 and Ps.37,746, respectively.

6.   LOANS

Short-term and long-term debt as of March 31, 2010 and December 31, 2009 comprises the following:

	03/31/2010	12/31/2009
Current Loans:
1999 EMTN Program: Series 2 notes (1)	116	114
Interests payable 2007 EMTN Program	44,156	14,869
Total current loans	44,272	14,983

Non- current loans:
2007 EMTN Program: Series 1 notes	1,492,347	1,502,330
Total non-current loans	1,492,347	1,502,330
Total loans	1,536,619	1,517,313

(1) Corresponds to notes that were not tendered in the debt exchange made in December 2004 and accrue an annual interest rate of 10.375%.

Issuance of notes under the 2007 Global Program:

The Extraordinary Shareholders' meeting held on December 21, 2006 approved the creation of the Global Program for the issuance of new notes of a maximum aggregate amount of US$ 650,000,000. This Program was authorized by the CNV on January 18, 2007.

With the aim of improving the indebtedness profile of the Company and to soften the restrictions of the previous debt, in May and June 2007, TGS succeeded in the process of refinancing its financial debt by means of the issuance of new notes in an amount of US$ 500,000,000 within the 2007 Global Program, and the prepayment of its prior debt by a tender offer, the redemption of those notes not tendered and the prepayment of the IDB loans.

The issuance of the US$ 500,000,000 notes within the Global Program 2007, due on May 14, 2017, accrues interest at a fix annual rate of 7.875%, payable semi-annually. The principal amount will be amortized in four equal payments, which mature on May 14, 2014, 2015, 2016 and 2017. Public trading of these notes was authorized by the Bolsa de Comercio de Buenos Aires ("BCBA"), the Mercado Abierto Electrónico (“MAE”) and the Luxembourg Stock Exchange.

With the aim of reducing its financial indebtedness and considering the favorable market conditions, between August 2008 and March 2010, TGS proceeded to cancel notes with a nominal value of US$ 115,176,000 respectively, which were previously bought on the market at lower prices in comparison with their nominal value. These transactions generated a gain of Ps. 3,469 and Ps. 4,489 for the three-month periods ended March 31, 2010 and 2009, respectively, associated with the purchase of notes with a nominal value of US$ 10,526,000 and US$ 3,000,000, respectively. As of March 31, 2010, TGS’ financial indebtedness amounted to US$ 384,824,000 and thus, the amortization payments will amount to US$ 96,206,000 each.

Covenants:

The Company is subject to some restrictive covenants under its outstanding debt obligations which include, among others, some restrictions to incur new debt, dividend payments, the granting of guarantees, assets sales and transactions with related companies.

The Company may incur new debt, under these restrictions, among others:

As long as after incurring the new debt, (i) the consolidated coverage ratio (quotient of the consolidated adjusted EBITDA -earnings before financial results, income tax, depreciation and amortization-) and the consolidated interest expense) is equal or higher than 2.0:1; and (ii) the consolidated debt ratio (quotient of the consolidated debt and the consolidated EBITDA) is equal or lower than 3.75:1.

For the refinancing of the outstanding financial debt.

Provided by advances from customers.

The Company may pay dividends as long as (i) the Company is not in default under the new debt obligations, (ii) immediately after the dividend payment, the Company would be able to incur in additional indebtedness pursuant to a. from the preceding paragraph.

7.

REGULATORY FRAMEWORK

a)

General framework and current tariff context:

The Company’s natural gas transportation business is regulated by Law No. 24,076 (“the Natural Gas Act”), its regulatory Decree No. 1,738/92 and by regulations issued by ENARGAS, which is entitled, among other things, to set the basis for the calculation, monitoring and approval of tariffs (the “Regulatory Framework”). According to the Regulatory Framework, transportation tariffs were to be calculated in US dollars and converted into Argentine pesos at the time the customer was billed using the exchange rate prevailing at that time. The basic gas transportation tariffs charged by TGS had been established at the time of the privatization of GdE and were to be adjusted, subject to prior authorization, in the following cases: (i) semi-annually to reflect changes in the US producer price index (“PPI”) and (ii) every five years according to efficiency and investment factors determined by ENARGAS. The “efficiency factor” is a reduction to the base tariff resulting from future efficiency programs while the “investment factor” increases the tariffs to compensate the licensees for future investments which are not repaid through tariffs. Also, subject to ENARGAS approval, tariffs were to be adjusted to reflect non-recurrent circumstances or tax changes, other than income tax.

The terms and conditions as described in the precedent paragraph in connection with tariff adjustments contemplated within the Regulatory Framework are no longer effective since the enactment of the Public Emergency Law in early 2002 (the “Emergency Law”), which, among other provisions, eliminated tariff increases based on US dollar exchange rate fluctuations, foreign price indexes or any other indexing procedure and established a conversion rate of one peso to one US dollar for tariffs. The Emergency Law also granted the Executive Branch power to renegotiate contracts entered into with private utility companies, pursuant to the framework included in the said law as long as it is in force, which will expire in December 31, 2011, after several extensions.

In July 2003, the Unit for Renegotiation and Assessment of Utilities Contracts (“UNIREN”) was created under the joint jurisdiction of the Ministry of Economy and Production and the Ministry of Federal Planning, Public Investment and Services. UNIREN conducts the renegotiation process of the contracts related to utilities and public works, and is entitled to enter into total or partial agreements with the licensees and submit projects regulating the transitory adjustment of tariffs and prices, among other things.

In June and November 2005, TGS received two proposals from UNIREN. Said proposals provided for a tariff increase of 10%, an overall tariff review, and required TGS’s and its shareholders’ abandonment of any claim or lawsuit resulting from the effects of the Public Emergency Law on the License prior to the effectiveness of a renegotiation of the License, and also demanded TGS to hold the Argentine government harmless from any claim or lawsuit filed by its shareholders. Additionally, said proposals required the Company’s and its shareholders’ abandonment of any future claim or lawsuit regarding the PPI tariff adjustments which were not applied in 2000 and 2001. TGS responded to the proposals, and declared that the original 10% increase was insufficient and committed not to file any administrative, arbitration or judicial claim or lawsuit in Argentina or abroad, as long as a reasonable renegotiation agreement was reached. Moreover, TGS stated that the Company is determined to make its best efforts to obtain similar commitments from its investors.

In November 2005, in response to the requirement made by the UNIREN, CIESA and Petrobras Energía Holding (as CIESA’s shareholder) confirmed that they had not initiated or intended to initiate in the future any claim against the Argentine Republic. Furthermore, Ponderosa Assets L.P. (“Ponderosa”) as a controlling company of EPCA and Enron Argentina CIESA Holding S.A. (“EACH”) (both TGS’s shareholders at that time, and in the case of EPCA, currently CIESA’s minority shareholder) informed on the existence of a claim which, jointly with Enron Corp., it had initiated against the Argentine Republic before the International Center for the Settlement of Investment Disputes (“ICSID”) and that it would only consider waiving its claim if Ponderosa has received fair compensation. In May 2007, the ICSID ordered the Argentine Government to pay US$ 106.2 million to Enron Corp.

On October 9, 2008, TGS signed a transitional agreement with the UNIREN that contemplated a tariff increase of 20%, which is retroactively applicable to September 1, 2008. According to this agreement, the funds generated by this tariff increase would be temporarily deposited in a trust fund until TGS needed them to carry out an investment plan for its pipeline system. As of March 31, 2010, over 90% of the investment plan had been executed with TGS’ own funds.

On December 3, 2009, the Executive Branch ratified this transitional agreement through the Presidential Decree No. 1,918/09. TGS will bill this tariff increase to its clients as soon as ENARGAS publishes the new tariffs schedule and sets the methodology to bill the retroactive effect.  Consequently, for the three-month period ended March 31, 2010, TGS recorded sales for Ps. 23.3 million in relation with the tariff increase mentioned above. The transitional agreement will be in force until the date of the coming into effect of the integral license renegotiation agreement to be signed with the Argentine government.

According to the provisional agreement, the Company should reach a consensus with the UNIREN on the terms and conditions of the overall agreement subscription before the expiration date of the Emergency Law, on December 31, 2011. In the case of not reaching this consensus, the UNIREN will inform the Executive Branch with the recommendations of the procedural steps to follow.

In this regard, in October 2008, TGS received an integral license renegotiation agreement proposal from the UNIREN (which includes the initial 20% tariff increase), whose purpose is the license renegotiation and the overall tariff revision. As of the date of the issuance of these consolidated interim financial statements, TGS is still evaluating the terms of this proposal and negotiating with the UNIREN the scope of one of its clauses.

The NGL production and commercialization segment is not regulated by the ENARGAS, and as it is provided in the Transfer Agreement, is organized as a separate business unit within the Company, keeping accounting information separately. However, the Federal Energy Bureau sets the propane and butane sales price for the local market. This agency determines periodically a minimum volume of propane and butane to be commercialized by the producers in the local market in order to guarantee the domestic supply.

On September 30, 2008 the Federal Energy Bureau and propane and butane producers, among others, signed an agreement on the price stabilization of the LPG bottles whereby the industry players committed to a substantial reduction in the price of LPG bottles from October 1, 2008, to support low-income consumers. This price reduction is partially offset by a subsidy paid by a trust fund created for that purpose. This trust fund receives the funds provided by the rise in the wellhead natural gas price which was authorized by the Argentine government.

The License establishes, among other restrictions, that the Company will not be allowed to assume CIESA’s obligations, nor to grant loans, real guarantees or any other kind of favor to CIESA’s creditors.

b)

Expansion of the gas transportation system

TRANSPORTADORA DE GAS DEL SUR S.A.

NOTES TO THE CONSOLIDATED INTERIM FINANCIAL STATEMENTS

AS OF MARCH 31, 2010 AND DECEMBER 31, 2009 AND

FOR THE THREE-MONTH PERIODS ENDED MARCH 31, 2010 AND 2009

(Amounts stated in thousands of Argentine pesos as described in Note 2.b,

except for per share and per ADS amounts in Argentine pesos or unless otherwise indicated)

Since 2004, the gas transportation system expansion works have been carried out under the Gas Trust Fund Program framework, which was created through Executive Branch Decree No. 180/04 and Resolution No. 185/04 issued by the Ministry of Federal Planning, Public Investment and Utilities, aimed at financing the expansion of the national gas transportation system in a manner different from that established in the License.

Under such framework, the Ministry of Federal Planning, Public Investment and Utilities and the natural gas transportation companies, among others, signed in April 2006 a Letter of Intent to carry out the second expansion of the gas pipeline system.

In December 2006, the gas trust fund contracts for the second expansion were signed, and TGS entered into an agreement under which the Company will manage the expansion project.

Ownership of the works of the second expansion will lie with a gas trust fund and the investment will be financed by other gas trust funds, whose trustors are the gas producers and the shippers who subscribed the additional capacity. The works will be repaid with a new tariff charge that will be finally paid by the business and industrial users with firm transportation contracts, except for the residential users. In addition, as soon as the works come into service, TGS is in charge of the rendering of firm transportation services. For these services, TGS is paid a monthly Charge for Access and Use (“CAU”).

The second expansion involves the installation of over 708 miles of pipeline loops and 196,800 HP of additional power. It also involved the construction of a new pipeline in the Magellan Strait, which will permit the transportation of natural gas from the Austral basin. The pipeline in the Magellan Strait was completed in March 2010. The completion of this pipeline, which was technically challenging, was in itself a significant and strategic undertaking for Argentina. Development of this pipeline will support ongoing expansions of the TGS pipeline system and growing energy demand through the development of domestic reserves.

Under the above mentioned management agreement signed in December 2006, TGS billed Ps. 50 million as a consideration for the services to be rendered for the 247 MMcf/d of the second expansion. As of March 31, 2010, TGS has collected Ps. 10.6 million plus VAT and keeps an account receivable of Ps. 44.2 million (VAT included).

Additionally, TGS is negotiating, with the ENARGAS and the trustee of the gas trust funds, the terms and conditions under which TGS will render the operation and maintenance services of the assets associated with the incremental transportation capacity of 247 MMcf/d. Also, the Company is currently negotiating an amendment of its management agreement in order to include management services associated with an additional expansion which will increase the transportation capacity by 131 MMcf/d.

As of March 31, 2010, 166 MMcf/d of the second expansion project had been completed and become operative. The construction schedule for the second expansion provides for a total additional capacity of 247 MMcf/d to be completed by the end of 2010.

c)

Essential assets

A substantial portion of the assets transferred by GdE has been defined as essential for the performance of the gas transportation service. Therefore, the Company is required to keep separated and maintain these assets, together with any future improvements, in accordance with certain standards defined in the License.

The Company may not, for any reason, dispose of, encumber, lease, sublease or loan essential assets nor use such assets for purposes other than providing the licensed service without the prior authorization of ENARGAS. Any expansion and improvement that the Company may make to the gas pipeline system after the takeover may only be encumbered to secure loans that have a term of more than one year to finance new expansions and improvements to the licensed service.

Upon expiration of the License, the Company will be required to transfer to the Argentine government or its designee, the essential assets listed in an updated inventory as of the expiration date, free of any debt, encumbrances or attachments, receiving compensation equal to the lower of the following two amounts:

i) the net book value of the essential assets determined on the basis of the price paid by the acquiring joint venture, and the original cost of subsequent investments carried in US dollars and adjusted by the PPI, net of accumulated depreciation according to the calculation rules to be determined by ENARGAS; or

ii)the net proceeds of a new competitive bidding.

8.     COMMON STOCK AND DIVIDENDS

a)  Common stock structure and shares’ public offer

As of March 31, 2010 and 2009, the Company’s common stock was as follows:

Common Shares Class (Face value $ 1, 1 vote)	Amount of common stock, subscribed, issued, paid in, and authorized for public offer
Class “A”	405,192,594
Class “B”	389,302,689
794,495,283

TGS's shares are traded on the BCBA and under the form of the ADS (registered in the SEC and representing 5 shares each) on the New York Stock Exchange.

b)

Limitation on the transfer of the Company's shares

The Company's by-laws provide that prior approval of ENARGAS and the unanimous approval of CIESA’s shareholders, under agreements among them, must be obtained in order to transfer Class “A” shares (representing 51% of common stock). The Bid Package states that approval of ENARGAS will be granted provided that:

-

The sale covers 51% of common stock or, if the proposed transaction is not a sale, the transaction that reduces the shareholding will result in the acquisition of a shareholding of not less than 51% by another investment company; and

-

The applicant provides evidence to the effect that the transaction will not impair the operating quality of the licensed service.

In the case of shareholders of CIESA who have qualified to obtain such condition due to the equity, guarantee and/or technical background of their respective parent companies, the sale of shares representing the capital of such subsidiaries by the respective ultimate, direct or indirect parent companies, and/or the cessation of management running the Company, requires the prior authorization of ENARGAS.

In case the Company wishes to reduce its capital, redeem its shares or distribute any part of its equity, except for the payment of dividends, in accordance with the provisions of the Argentine Business Associations Law, it requires prior authorization from ENARGAS.

Restrictions on distribution of retained earnings

Under current Argentine legal requirements and CNV standards, 5% of each fiscal year net income must be appropriated into a legal reserve, provided that there is no unappropriated retained deficit. In such case, the 5% should be calculated on any excess of the net income over the unappropriated retained deficit. This appropriation is legally binding until such reserve equals 20% of the amount which results from the sum of the “Common stock nominal value” and the balance of “Cumulative inflation adjustment to common stock”.

In addition, the by-laws provide for the issuance of Profit Sharing Vouchers, as defined in Article 230 of the Argentine Business Associations Law, which Vouchers entitle all regular employees to share in 0.25% of the Company’s net income for each year.

According to law No. 25,063, the dividends paid in cash or in kind, in excess of the tax profit, will be subject to a 35% withholding tax of the income tax, as sole and only payment.

Furthermore, the Company is subject to certain restrictions for the payment of dividends, which were contemplated in the outstanding debt agreements (Note 6 – “Covenants”).

9.

LEGAL AND REGULATORY MATTERS

In the framework of the Tax Agreement subscribed by the Argentine Government and the Provinces in 1993, and as from the enactment of provincial Law No. 11,490, TGS required the Tax Bureau of the Province of Buenos Aires to exempt the NGL sales from the turnover tax. In September 2003, the Tax Bureau of the Province of Buenos Aires, through Resolution No. 4,560/03, denied the exemption. In October 2003, the Company filed an administrative appeal with the Tax Court of the Province of Buenos Aires.

In February 2007, the Tax Court partially upheld TGS’s complaint. In its pronouncement, the Tax Court stated that ethane sales were within the scope of the turnover tax exemption but that neither propane nor butane sales qualified for the exemption in the domestic market, because they were not raw materials for an industrial process.

TGS filed an appeal in May 2007 before the Province of Buenos Aires Court alleging that propane and butane sales might be utilized for other uses different from petrochemical industry. As of the date of the issuance of these consolidated interim financial statements, the Court has not issued any sentence.

On September 26, 2005, TGS was notified of the results of the tax assessment process regarding the turnover tax for the period January 2002 - July 2003, which amounted to Ps. 4.4 million plus interest. On October 18, 2005, TGS presented the corresponding discharge on its belief that the NGL sales activity was conducted under the tax exemption regime discussed above. On April 12, 2006 the motion to dismiss was rejected and therefore, the Company filed corresponding appeals with the Tax Bureau of this province and jointly with the Arbitral Commission. For that reason, the Tax Bureau of the Province of Buenos Aires resolved that until the Arbitral Commission notifies its resolution, the process is suspended.

On February 19, 2008, TGS was notified with a formal assessment notice of Ps. 3.6 million (not including interest) regarding the payment of the turnover tax corresponding to the fiscal period ranging from August 2003 to December 2004. On March 11, 2008, TGS filed a discharge within the Tax Bureau of the Province of Buenos Aires which was rejected and thus, the Company filed an appeal with the Tax Bureau of this province in January 2009. As well, the Company appealed with the Arbitral Commission. However, the process has not been suspended.

As of March 31, 2010, TGS maintains a provision of Ps. 25.3 million.

In February 2005, the Company was served notice by the CNV that certain notes issued in December 2004 by US$178 million would not fulfil the requirements provided by Article 56 of Chapter VI of the CNV Standards and in Resolution No. 470. Therefore, if CNV’s interpretation prospers, those notes would not be entitled to the benefits of the tax exemption provided by the law No. 23,576, thus the Company would be exposed to a contingency due to the payment of the withholding income tax on interest payments.

On February 18, 2005, TGS filed an appeal with the CNV, alleging sufficient grounds to support the applicability of Article 56, Chapter VI of CNV Standards and Resolution No. 470/04. However, the CNV denied the Company’s appeal and on July 8, 2005, TGS filed an appeal with the Ministry of Economy and Production which was subsequently rejected in November 2006. In December 2006, TGS filed a second appeal with said Ministry seeking reconsideration of the rejection, which was rejected in June 2007. In November 2007, TGS challenged said resolution before the Federal Administrative Court.

The Company believes that it has sufficient grounds and other legal instances to defend its position and thus, as of March 31, 2010, TGS has not recorded any provision in this connection.

In November 2002, the Tax Bureau of the province of Santa Cruz sent TGS a formal assessment notice for the payment of the turnover tax calculated on the natural gas price used by TGS as fuel to render its transportation services. This assessment corresponds to the period from January 1998 to October 2002. In August 2005, the Company paid the amount claimed of Ps. 1.6 million (including interests until December 4, 2002) and started a tax recovery process, first exhausting all other procedural steps, with the Tax Bureau of the province and then initiating a proceeding in the Provincial Tax Court.

In November 2005, TGS received a notice from the Tax Bureau of the province of Río Negro claiming the payment of Ps. 0.2 million, on the same grounds as those of the Province of Santa Cruz, for the period from January 1999 to May 2005. On February 1, 2008, TGS initiated a tax recovery process with the Tax Court of the province of Río Negro to obtain the refund of Ps. 0.5 million paid in November 2007, after exhausting the same procedural steps followed in the case of province of Santa Cruz.

In December 2008, the Tax Bureau of the province of Tierra del Fuego e Islas del Atlántico Sur sent TGS a formal assessment notice for the payment of Ps. 6.4 million corresponding to 2002-2007 period, which was denied by the Company. On October 19, 2009, said Tax Bureau notified TGS the dismissal of the motion and thus, on October 28, 2009, the Company filed an administrative appeal.

As of March 31, 2010, the Company recorded a provision of Ps. 48.1 million in respect of this contingency under the line item "Provisions for contingencies", which amount was determined in accordance with the estimations of tax and interests, that would be payable as of such date, in case this contingency turns out unfavourable the Company.

The Company’s management believes that, in case the Company’s position fails and the turnover tax has to be paid, TGS has a right to recover it by a transportation tariff increase as set forth in the License.

In 1996, GdE filed a legal action against the Company for the reimbursement for the cost of construction of two compressor plants. After a long litigation process, in 2003, the Supreme Court of Justice sustained GdE's claim and sentenced TGS to pay the market price of the compressor plants at the date of the addition to TGS assets plus interest and litigation expenses. As of March 31, 2010, the remaining balance of the sentence amounted to Ps. 55.6 million.

On January 14, 2004, TGS signed an agreement with the UNIREN, which was subsequently ratified by the Argentine government through the Decree No. 959/04 through which TGS will carry out the expansion of the Cordillerano Pipeline. The cost of the expansion will be taken as a payment on account of the final amount to be paid as a consequence of the outcome of the lawsuit described above. The Argentine Government owns such assets and granted their right of use to TGS, who operates and maintains such assets. Therefore, the cost of these works plus the cost of complementary works carried out in 2006 were recorded under "Other Liabilities", offsetting the provision mentioned above. As of March 31, 2010, the net provision amounted to Ps. 4.5 million.

On November 30, 2007, TGS was served notice of the summary proceedings initiated against the Company by the Argentine Central Bank (“BCRA”). This entity charges TGS with the late settlement of foreign currencies for an approximate amount of US$ 14.7 million. The questioned transactions were conducted between January 2002 and February 2003, a period in which the applicable exchange regulations were subject to frequent changes and the terms for the settlement of foreign currencies were shorter than the current ones.

On February 25, 2008, TGS filed a motion before the BCRA requesting the dismissal of the summary proceedings on the grounds of lack of foreign exchange violation. The Company believes that it has several legal instances to defend its position, and accordingly, as of March 31, 2010, TGS has not recorded any provision in respect of this proceeding.

In addition to the matters discussed above, the Company is a party to certain lawsuits and administrative proceedings arising in the ordinary course of business.

10.

   BALANCES AND TRANSACTIONS WITH RELATED COMPANIES

For the three-month periods ended March 31, 2010 and 2009, TGS sold propane and butane to PIFC, at international prices minus a fixed discount per ton, according to common market practices for this type of transactions. Under the same scheme, for the three-month period ended March 31, 2009, TGS sold natural gasoline to PIFC.

Petrobras Energía is TGS’s technical operator, according to the approval of ENARGAS in June 2004, and subject to the terms and conditions of the Technical Assistance Agreement which provides that Petrobras Energía is in charge of providing services related to the operation and maintenance of the gas transportation system and related facilities and equipment, to ensure that the performance of the system is in conformity with international standards and in compliance with certain environmental standards. For these services, the Company pays a monthly fee based on a percentage of the operating income of the Company. In November 2008, TGS and Petrobras Energía approved the renewal of the Technical Assistance Agreement for a three-year term.

Additionally, TGS renders natural gas transportation services to Petrobras Energía, for a 106 MMcf/d firm capacity by means of two contracts which expire in 2013 and 2014. Moreover the Company, under certain agreements, processes the natural gas in Cerri Complex and commercializes the NGL for Petrobras Energía’s account and on behalf of it. For consideration, TGS collects a commission which is calculated over the NGL selling price. This service is regulated by a contract which is due in December 2010.

As of March 31, 2010 and December 31, 2009, the outstanding balances corresponding to the Board of Directors’ and the Statutory Committee members’ compensations amounted to   Ps. 614 and 94, respectively. The accrued amounts for such compensations for the three-month periods ended March 31, 2010 and 2009 were Ps. 410 and Ps. 741, respectively.

The detail of significant outstanding balances for transactions entered into by TGS and its related parties as of March 31, 2010 and December 31, 2009 is as follows:

	03/31/2010		12/31/2009
Company	Accounts receivable	Accounts payable	Accounts receivable	Accounts payable
Controlling shareholders:
Petrobras Energía	20,405	17,374	22,044	35,336
Affiliates with significant influence:
Link	123	-	245	-
TGU	213	-	219	-
EGS	-	1,572	25	826
Other related companies:
PIFC	53,099	-	51,627	-
Área Santa Cruz II U.T.E.	-	-	7,787	-
Refinor S.A.	544	-	719	-
WEB S.A.	1,139	-	1,357	-
Total	75,523	18,946	84,023	36,162

The detail of significant transactions with related parties for the three-month periods ended March 31, 2010 and 2009 is as follows:

Three-month period ended March 31, 2010

	Revenues
Company	Gas transportation	NGL production and commercialization	Other services	Gas purchase and others	Compensation for technical assistance	Revenues for administrative services
Controlling shareholders:
Petrobras Energía	9,916	14,194	5,182	551	13,080	-
CIESA	-	-	-	-	-	31
Affiliates with significant influence:
Link	-	-	306	-	-	-
EGS	-	-	20	-	-	-
Other related companies:
PIFC	-	211,533	-	-	-	-
Refinor S.A.	-	-	451	-	-	-
WEB S.A.	879	-	-	-	-	-
Área Santa Cruz II U.T.E.	-	-	810	-	-	-
Total	10,795	225,727	6,769	551	13,080	31

TRANSPORTADORA DE GAS DEL SUR S.A.

NOTES TO THE CONSOLIDATED INTERIM FINANCIAL STATEMENTS

AS OF MARCH 31, 2010 AND DECEMBER 31, 2009 AND

FOR THE THREE-MONTH PERIODS ENDED MARCH 31, 2010 AND 2009

(Amounts stated in thousands of Argentine pesos as described in Note 2.b,

except for per share and per ADS amounts in Argentine pesos or unless otherwise indicated)

Three-month period ended March 31, 2009

	Revenues
Company	Gas transportation	NGL production and commercialization	Other services	Gas purchase and others	Compensation for technical assistance	Revenues for administrative services
Controlling shareholders:
Petrobras Energía	8,002	7,384	5,175	4,013	6,106	-
CIESA	-	-	-	-	-	31
Affiliates with significant influence:
Link	-	-	284	-	-	-
EGS	-	-	18	-	-	-
Other related companies:
PIFC	-	135,368	-	-	-	-
Refinor S.A.	-	-	418	-	-	-
WEB S.A.	771	-	-	-	-	-
Área Santa Cruz II U.T.E.	-	-	796	-	-	-
Total	8,773	142,752	6,691	4,013	6,106	31

11.    SUBSIDIARY AND AFFILIATES

Telcosur:

The corporate purpose of Telcosur is to render telecommunication services. Telcosur was created to assure the optimal utilization of TGS’s telecommunication system. TGS’s equity interest in the company is 99.98% and the remaining 0.02% is held by Petrobras Energía Internacional S.A.

Link:

Link was created in February 2001, with the purpose of the operation of a natural gas transportation system, which links TGS’s gas transportation system with the Cruz del Sur S.A. pipeline. The connection pipeline extends from Buchanan, located in the high-pressure ring that surrounds the city of Buenos Aires, which is part of TGS’s pipeline system, to Punta Lara. TGS’s ownership interest in such company is 49% and Dinarel S.A. holds the remaining 51%.

TGU:

TGU is a company incorporated in Uruguay. This company renders operation and maintenance services to Gasoducto Cruz del Sur S.A. TGS holds 49% of its common stock and Petrobras Energía holds the remaining 51%.

TRANSPORTADORA DE GAS DEL SUR S.A.

NOTES TO THE CONSOLIDATED INTERIM FINANCIAL STATEMENTS

AS OF MARCH 31, 2010 AND DECEMBER 31, 2009 AND

FOR THE THREE-MONTH PERIODS ENDED MARCH 31, 2010 AND 2009

(Amounts stated in thousands of Argentine pesos as described in Note 2.b,

except for per share and per ADS amounts in Argentine pesos or unless otherwise indicated)

EGS:

In September 2003, EGS, a company registered in Argentina, was incorporated. The ownership is distributed between TGS (49%) and TGU (51%). EGS operates its own pipeline, which connects TGS’s main pipeline system in the Province of Santa Cruz with a delivery point on the border with Chile.

                                                                                      Ricardo I. Monge

                                                                               Board of Directors' Chairman

TGS

EXHIBIT C

TRANSPORTADORA DE GAS DEL SUR S.A.

NON-CURRENT INVESTMENTS

	03/31/2010										12/31/2009
	Description of securities				Issuer information						
						Last financial statements issued					
Name and issuer	Face value	Amount	Cost	Book value	Main business	Date	Common stock	Net income / (loss) for the year	Shareholders' equity	% of Common Stock	Book value
Transporte y Servicios de Gas en Uruguay S.A.	Ps. Uru. 1	196.000	5	732	Pipeline maintenance	12/31/2009	28	452	1.299	49,00	824
Emprendimientos de Gas del Sur S.A.	$1	116.130	116	1.254	Pipeline construction and operation services	12/31/2009	237	1.437	2.176	49,00	955
Subtotal				1.986							1.779
Gas Link S.A.	$1	502.962	503	357 (1)	Pipeline construction and operation services	12/31/2009	1.026	(843)	8.954	49,00	(4) (1) (2)
Total				2.343							1.775

(1) Includes the elimination of intercompany profits. See Note 2.h).

(2) Included in Other Liabilities.

Ricardo I. Monge
Board of Directors' Chairman

Independent accountant’s review report

To the Shareholders, President and Directors of

Transportadora de Gas del Sur S.A.

Don Bosco 3672, 5th. Floor

Buenos Aires

Argentina

1.

We have reviewed the accompanying consolidated financial statements of Transportadora de Gas del Sur S.A. (“TGS” or “the Company”, an Argentine Corporation) and its subsidiary as of March 31, 2010, which consist of the consolidated balance sheet and the related consolidated statements of income, of changes in shareholders’ equity and of cash flows for the three-month period then ended and other related notes and exhibits. The preparation and issuance of these financial statements is the responsibility of the Board of Directors of the Company.

2.

Our review of the consolidated financial statements mentioned in paragraph 1 was performed in accordance with auditing standards in force in the Republic of Argentina applicable to the limited review of interim financial statements. A review of interim financial information consists principally of applying analytical procedures and making inquiries of persons responsible for financial and accounting matters. It is substantially less in scope than an audit of annual financial statements, the objective of which is the expression of an opinion regarding the financial statements taken as a whole. Therefore, we do not express such an opinion.

3.

The accompanying consolidated financial statements are the English translation of those issued in Spanish under the requirements of the National Securities Commission (“CNV”) regulations. Their format was adjusted in comparison to the Spanish original, but in all other aspects comply with the CNV´s requirements regarding accounting principles and reporting practices.

4.

The amendments to the License under which the Company operates, made by the National Government, explained in detail in Note 7, mainly consisting of the suspension of the original tariff adjustment regime, the consequent pesification and the lack of an integral readjustment of the tariffs, have affected the Company’s regulated business, generating uncertainty as to its future development. Furthermore, the Company is in the process of renegotiating certain terms of the License with the National Government, and so far it has obtained the National Executive Branch’s ratification of the transitional agreement timely signed with the Unit for Renegotiation and Assessment of Utilities Contracts, the integral renegotiation of which is still pending. Based on the estimated final outcome of such process, the Company has prepared projections to support the recoverable value of its non-current assets related to the regulated business. We are not in a position to anticipate whether the assumptions used by management to prepare the projections will materialize nor whether the recoverable value of the non-current assets related to the regulated business will exceed their respective carrying values.

5.

Based on our review and subject to the resolution of the uncertainty mentioned in paragraph 4, we are not aware of any significant change to be made in the consolidated financial statements of Transportadora de Gas del Sur S.A. referred to in paragraph 1 for them to be presented in accordance with the accounting standards in force in the City of Buenos Aires.

6.

The consolidated financial statements of TGS as of and for the year ended December 31, 2009, of which the consolidated balance sheet is presented for comparative purposes, were examined by us in accordance with auditing standards generally accepted in Argentina. On February 4, 2010, we issued a qualified opinion for the unresolved uncertainties relating to (i) the future development of the regulated business and (ii) the recoverable value of the non-current assets related to the regulated business. In addition, we issued a review report dated May 5, 2009, based on our review performed in accordance with auditing standards in force in the Republic of Argentina applicable to a review of interim financial statements, of TGS’s consolidated financial statements as of and for the three-month period ended March 31, 2009 of which the consolidated statements of income, of changes in shareholder’s equity and of cash flows are presented for comparative purposes. Our review report included modifications related to unresolved uncertainties relating to (i) the future development of the regulated business and (ii) the recoverable value of the non-current assets related to the regulated business.

Buenos Aires, Argentina

May 3, 2010

SIBILLE

Jorge E. Dietl

Partner

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Transportadora de Gas del Sur S.A.

By:	/s/Gonzalo Castro Olivera
	Name:	Gonzalo Castro Olivera
	Title:	Chief Financial Officer

By:	/s/José Zuliani
	Name:	José Zuliani
	Title:	Senior Legal Counsel

Date: May 31, 2010

Footnotes

1() Not covered by Auditor’s Limited Review, except for items 5, 6 and 8.